UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.10 per share

(Title of Class of Securities)

23306J101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

June 8, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 23306J101	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,489,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,489,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,489,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 21,500 Ordinary Shares (“Ordinary Shares”) of DBV Technologies S.A. (the “Issuer”) underlying 21,500 warrants and 7,307,131 Ordinary Shares reported that are beneficially owned through American Depositary Shares (“ADS”). Each ADS represents one-half of one Ordinary Share of the Issuer.

(2)	Based on 94,019,579 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined in Item 4) according to information obtained from the Issuer on June 8, 2022.

CUSIP No 23306J101	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,489,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,489,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,489,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	(1)Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants and 7,307,131 Ordinary Shares reported that are beneficially owned through American Depositary Shares (“ADS”). Each ADS represents one-half of one Ordinary Share of the Issuer.

(2)	Based on 94,019,579 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined in Item 4) according to information obtained from the Issuer on June 8, 2022.

CUSIP No 23306J101	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,489,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,489,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,489,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants and 7,307,131 Ordinary Shares reported that are beneficially owned through ADS. Each ADS represents one-half of one Ordinary Share of the Issuer.

(2)	Based on 94,019,579 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined in Item 4) according to information obtained from the Issuer on June 8, 2022.

CUSIP No 23306J101	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,489,669 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,489,669 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,489,669 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants and includes 21,500 Ordinary Shares of the Issuer underlying 21,500 warrants and 7,307,131 Ordinary Shares reported that are beneficially owned through ADS. Each ADS represents one-half of one Ordinary Share of the Issuer.

(2)	Based on 94,019,579 Ordinary Shares outstanding in the form of both Ordinary and ADS following the Offering (as defined in Item 4) according to information obtained from the Issuer on June 8, 2022.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 6 below is incorporated herein by reference.

On June 8, 2022, DBV Technologies S.A. (“the Issuer”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Funds and other investors, related to a private investment in public equity financing (the “Offering”) of an aggregate of 32,855,669 Ordinary Shares of the Issuer (“Ordinary Shares”) at a price per share of €3.00, as well as 28,276,331 pre-funded warrants with an exercise price of €0.10 and an expiration date of June 13, 2032 to purchase Ordinary Shares at a price per warrant of €2.90 (“Pre-Funded Warrants”). The Offering closed on June 13, 2022.

Pursuant to the Offering, on June 13, 2022, 667 and Life Sciences purchased 1,252,432 and 10,622,568 Ordinary Shares, respectively, at the offering price of €3.00 per share, totaling 11,875,000 Ordinary Shares in the aggregate and 1,383,352 and 11,732,979 Pre-Funded Warrants, respectively, at an offering price of €2.90 per warrant, totaling 13,116,331 Pre-Funded Warrants in the aggregate. Each of the Funds purchased Ordinary Shares and Pre-Funded Warrants with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market transactions, privately negotiated transactions, exercise of some or all of the Warrants, Pre-funded Warrants or otherwise).

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 7 are incorporated herein by reference. Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held by each of the Funds, including Ordinary Shares owned through ADS held by each of the Funds, as well as Ordinary Shares that may be acquired upon exercise of Pre-Funded Warrants, subject to the limitations on conversion and exercise described in Item 6. Each ADS represents one-half of one Ordinary Share of the Issuer.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Pre-Funded Warrants
667, L.P.	2,185,238	1,383,352
Baker Brothers Life Sciences, L.P.	21,282,931	11,732,979
Total	23,468,169	13,116,331

Due to the beneficial ownership limitations discussed in Item 6, the Ordinary Shares underlying the Pre-Funded Warrants disclosed in the chart above are not included in the Percent of Class Represented figures disclosed on the cover pages of this Amendment No. 7.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The disclosure regarding the purchase of Ordinary Shares and Pre-Funded Warrants in the Offering described in Item 4 is incorporated herein by reference. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated herein by reference.

Securities Purchase Agreement

On June 8, 2022, the Issuer entered into the Securities Purchase Agreement with the Funds and other investors pursuant to which the Issuer agreed to sell, and certain signatories thereto agreed to purchase, an aggregate of (1) 32,855,669 Ordinary Shares and (2) 28,276,331 Pre-Funded Warrants, each such Pre-Funded Warrant to purchase one Ordinary Share, nominal value €0.10 per share. 667 and Life Sciences purchased (1) 1,252,432 and 10,622,568 Ordinary Shares, respectively, totaling 11,875,000 Ordinary Shares in the aggregate and (2) 1,383,352 and 11,732,979 Pre-Funded Warrants, respectively, totaling 13,116,331 Pre-Funded Warrants in the aggregate. The Share Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds and customary conditions to closing. The Offering of Ordinary Shares and Pre-Funded Warrants pursuant to the Securities Purchase Agreement closed on June 13, 2022.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Pre-Funded Warrants

On June 13, 2022, in connection with the Closing of the Securities Purchase Agreement, 667 and Life Sciences purchased Pre-Funded Warrants in the quantities discussed above.

The Pre-Funded Warrants bear an unpaid exercise price per Ordinary Shares issuable pursuant to such Warrant (a “Warrant Share”) of €0.10. The Pre-Funded Warrants may be exercised by their holder (a “Holder”), in whole or in part, for cash, at any time during the period commencing on or after June 13, 2022 and continuing until June 13, 2032. Holders of Pre-Funded Warrants do not have the right to exercise any portion of these Pre-Funded Warrants to the extent that, immediately prior to or after giving effect to the issuance of Warrant Shares after exercise, the Holder (together with certain other parties the holdings of which are attributed to such Holder) would beneficially own in excess of 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of shares issuable upon exercise of the Warrants (the “Beneficial Ownership Limitation”).

The Holder, upon notice to the Issuer, may increase or decrease the Beneficial Ownership Limitation, provided that (a) to the extent required by law, in the cases of Beneficial Ownership Limitation increased above 9.99%, the Holder has obtained from the French Ministry of Economy, either (i) a written response from the French Ministry of Economy confirming that the exercise of the Pre-Funded Warrant and, therefore, the acquisition of Warrant Shares that would cause the Holder to beneficially own Ordinary Shares (including Warrant Shares) in excess of 9.99% of the voting rights of the Issuer (the “Crossing Event”) is not subject to the prior authorization procedure referred to in Articles R. 151-5 and seq. of the French code monétaire et financier or (ii) authorization to proceed with the Crossing Event and (b) the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of the Warrants held by the Holder. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. The Beneficial Ownership Limitation does not restrict the number of Ordinary Shares which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of certain fundamental transactions as more fully described in the Pre-Funded Warrants.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Terms and Conditions of the Pre-Funded Warrants, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

Registration Rights Agreement

On June 8, 2022, in conjunction with the entry into the Securities Purchase Agreement, the Funds entered into a Registration Rights Agreement with the Issuer. Under the Registration Rights Agreement, no later than August 12, 2022 (the “Filing Deadline”), the Issuer shall prepare and file with the Securities & Exchange Commission one registration statement (the “Registration Statement”) covering the resale of the following securities: (i) the Ordinary Shares, (ii) the Ordinary Shares then issued or issuable upon exercise of the Pre-Funded Warrants, and (iii) any other Ordinary Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of the securities indicated in items (i) or (ii), in each case that were sold pursuant to the Securities Purchase Agreement (collectively, the “Registrable Securities”), and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable, but no later than October 11, 2022 (the “Effectiveness Deadline”). The Registration Rights Agreement requires the Issuer to take reasonable efforts to register the Registrable Securities on Form S-3 if such form is available for use by the Issuer, provided that if at such time the Registration Statement is on Form S-1, the Issuer shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Securities & Exchange Commission.

In the event (i) the registration statement has not been filed by the Filing Deadline, (ii) the registration statement has not been declared effective prior to the earlier of (A) 10 business days after the date which the Issuer is notified by the Securities and Exchange Commission that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff and (B) the Effectiveness Deadline, or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (including by reason of a stop order or the Issuer’s failure to update such registration statement), subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to the Funds, and other signatories to the Registration Rights Agreement, as liquidated damages in an amount equal to 1% of the aggregate amount paid by these signatories pursuant to the Securities Purchase Agreement per 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been filed or effective, as applicable, subject to certain caps set forth in the Registration Rights Agreement.

The Issuer has granted the Funds and other signatories to the Registration Rights Agreement customary indemnification rights in connection with the registration statement. The Funds and other signatories to the Registration Rights Agreement have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Securities Purchase Agreement, by and among DBV Technologies S.A., 667, L.P., Baker Brothers Life Sciences, L.P., and certain others, dated as of June 8, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 13, 2022).
99.2	Terms and Conditions of the Pre-Funded Warrants (incorporated by reference to Annex I Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 13, 2022).
99.3	Registration Rights Agreement, by and among DBV Technologies S.A., 667, L.P., Baker Brothers Life Sciences, L.P., and certain others, dated as of June 8, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 13, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2022

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker